United States securities and exchange commission logo





                             December 5, 2023

       Shaun Passley
       Chief Executive Officer
       ZenaTech, Inc.
       69 Yonge St. Suite 1404
       Toronto, Ontario, Canada M5E 1K3

                                                        Re: ZenaTech, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 20-F
                                                            Filed November 8,
2023
                                                            File No. 001-41852

       Dear Shaun Passley:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 1 to Form 20-F filed November 8, 2023

       Item 3. Key Information
       Capitalization and indebtedness, page 6

   1. Please revise to distinguish between guaranteed and unguaranteed, and secured and unsecured,
indebtedness. See Item 3.B of Form 20-F.
       Risk Factors, page 7

   2. It appears that over 61% of the outstanding common stock is beneficially owned by Shaun
                                                        Passley, Chief
Executive Officer. Please tell us whether you will be deemed a    controlled
                                                        company    under the
Nasdaq rules. If so, add a risk factor that discusses the effect, risks and uncertainties of
being designated a controlled company.
   3. We note that several risk factors discuss the uncertainties and risks regarding the cryptocurrency and
blockchain market and technology and that you identify the company
                                                        as a    developer of
cryptocurrency-based, blockchain platforms.    We note that the
 Shaun Passley
FirstName
ZenaTech, LastNameShaun  Passley
          Inc.
Comapany5,
December  NameZenaTech,
             2023        Inc.
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Page 2    5, 2023 Page 2
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         company sold ZenaPay in October 2023. Please clarify the extent to which the company is still involved in the cryptocurrency and blockchain market.
The Company has the contingent obligation to issue additional Common Shares in the future, page 7

4. Please disclose the number of shares underlying the convertible notes that could be issued and when the notes are convertible.
There is no public market for our securities, page 18

5.       Please clarify whether the company   s common stock is listed on a
Canadian exchange.
          You state that there is    currently no public market for the Common
Shares and there is no
         guarantee that a listing in Canada will be completed.    However, you
also state that you
            listed the Company on the Canadian Stock Exchange    in 2020 and
incurred fees
         associating with the listing.
Failure to adhere to our financial reporting obligations..., page 19

6. Throughout the registration statement, you reference Canadian securities laws relating to forward-looking information and civil liability provisions, and rules and policies of
         Canadian securities exchanges. You also state that upon the    final
receipt    of this
         registration statement, you will become subject to reporting and other obligations under
         Canadian securities laws. Please explain why this registration statement would subject you to reporting under the Canadian securities laws. Also, revise to identify risks related to listing on NASDAQ and your reporting obligations under the U.S. Securities and
         Exchange Act.
It may be difficult for investors to enforce within Canada any judgments obtained against the
Company..., page 20

7. Please disclose whether your directors, officers or members of senior management are located outside United States. If so, please (i) state that this is the case and identify the
         relevant individuals and (ii) include a separate    Enforceability
section that addresses
         whether or not investors may bring actions under the civil liability provisions of the U.S.
         federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Please also include a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.
Item 4. Information on the company
Business overview
Our current business, page 27

8. Please disclose the percentage of revenue from your Medical Healthcare record software
 Shaun Passley
ZenaTech, Inc.
December 5, 2023
Page 3
         through PacePlus, Scada Software and energy management software and video surveillance through SystemView, ZigVoice, call contact software, safety and compliance management software through WorkAware, field service management software through
         TillerStack, law enforcement software through PsPortals, and clarify where the majority of your revenue is generated from.
Item 5. Operating And Financial Review and Prospects, page 53

9. You state that you signed up five pilot customers that are currently evaluating the
         ZenaDrone 1000. Please clarify whether you are generating revenue from the pilot program. If not, discuss the time frame and the steps necessary to begin generating revenue from the ZenaDrone business. Clarify the purpose of the $600,000 you intend to spend on the drone business. Finally, file the lease agreement for the manufacturing facility in Sharjah, UAE.
Liquidity and capital resources, page 68

10. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.
Related Party Transactions, page 72

11. Please file as exhibits your agreements with GG Mars Capital, Inc. and Star Financial
         Corporation. Clarify whether the Agreements were negotiated at arm's length, and to the extent it was not, clarify that the terms of the Agreements may not be as favorable to you
         as if it had been negotiated at arm   s length with an unaffiliated
third party.
Other MD&A Disclosures
Disclaimer, page 78

12. This statement may imply an inappropriate disclaimer of responsibility with respect to such information and you do not appear eligible to incorporate by reference. Please remove this section and file all material agreements or advise. Refer to Instructions to
         Item 19 of Form 20-F and note Rule 12b-23 regarding incorporation by reference.
Compensation Discussion and Analysis, page 90

13. You disclose that the employment agreement with Shaun Passley entitles him to a salary of $180,000, payable in $60,000 in cash and $120,000 in common shares. We note that
FirstName LastNameShaun Passley
       Mr. Passley received $48,000 in 2022 and no compensation in 2021. Please clarify why
Comapany
       yourNameZenaTech,
            Chief Executive Inc.
                             Officer was not awarded compensation pursuant to
the terms of the
       employment   agreement.
December 5, 2023 Page 3         Explain whether any of the compensation was
deferred.
FirstName LastName
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ZenaTech, LastNameShaun  Passley
          Inc.
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Report of Independent Registered Public Accounting Firm, page 104

14. Please consider including the signed and currently dated consents of your independent registered public accounting firm provided on page 100 and 101 as Exhibits under Item-
         18. Ensure your consents reference the appropriate dates of your audit and review reports.

Statements of Cash Flows, page 111

15. Please tell us why "Advance to affiliate for future services" are being classified as a financing activity. Explain whether the future services will result in the recognition of an asset or operating expenses. Please provide an analysis under IAS 7 that supports your classification.
Revenue, page 118

16. You disclose that software revenue comes from licensing, user and software agreements, and software revenue is earned over a period of time. You also disclose that the software is provided fully functional via a user platform with little or no installation and setup required. Please explain how you concluded the software revenue should be recognized over time. Tell us if the license is considered distinct from your other services that include support contracts and training packages. Refer to paragraphs B53 through B62 of IFRS
         15.
5. Notes Receivable, page 120

17. You disclose that on January 5, 2019, you have entered into a joint venture agreement with The Now Corporation that results in new private cyber coins to be issued on such private networks. Please tell us how these new private cyber coins, if any, are presently being accounted for.
Subsequent Events, page 132

18. Please revise your filing to disclose the date when the financial statements were authorized for issue and who gave that authorization. This also applies to your subsequent events disclosure on page 161. Refer to paragraph 17 of IAS 10.
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          Inc.
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             2023        Inc.
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Karim Lalani